UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ducere Global Business School Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 23, 2019

Physical address of issuer
120 Newport Center Drive, Suite 50, Newport Beach, CA 92660

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,416,036	3,178,000.00
Cash & Cash Equivalents	$191,032.00	$37,634.00
Accounts Receivable	$69,281.00	$132,510.00
Short-term Debt	$2,364,893.00	1,865,000.00
Long-term Debt	$1,259,767.00	$1,354,766.00
Revenues/Sales	$5,008,828.00	$3,845,000.00
Cost of Goods Sold	$292,943.00	$241,409.00
Taxes Paid	$3,249.00	$0.00
Net Income	$399,189	-$87,000.00

June 9, 2025

FORM C-AR

Ducere Global Business School Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Ducere Global Business School Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://ducere.education/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 9, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ducere Global Business School Inc. (the "Company") is a Delaware Corporation, formed on September 23, 2019.

The Company is located at 120 Newport Center Drive, Suite 50, Newport Beach, CA 92660.

The Company's website is https://ducere.education/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Ducere Global Business School Inc. designs and delivers the most career-focused university degrees, with a Global Leaders Faculty of over 250 Presidents, Prime Ministers, Nobel laureates, CEOs, Founders, celebrities, and then tailors these degrees to the particular career goals of each learner. Degrees are awarded by our network of accredited university partners in North America, the UK, Europe, Australia and Africa. Ducere ensures a top tier-educational experience by collaborating on real projects with global corporations, governments, and NGOs.

RISK FACTORS

Risks Related to the Company's Business and Industry

These are the risks that related to the Company:
Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ducere Global Business School or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ducere Global Business School could harm our reputation and materially negatively impact our financial condition and business.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Ducere Global Business School Inc. designs and delivers the most career-focused university degrees, with a Global Leaders Faculty of over 250 Presidents, Prime Ministers, Nobel laureates, CEOs, Founders, celebrities, and then tailors these degrees to the particular career goals of each learner. Degrees are awarded by our network of accredited university partners in North America, the UK, Europe, Australia and Africa. Ducere ensures a top tier-educational experience by collaborating on real projects with global corporations, governments, and NGOs.

Business Plan

The Company's business model consists of marketing direct-to-customer (students) and business-to-business, enterprise clients. We market directly, through sales and marketing staff in multiple countries, as well as marketing through third-party channel partners. Ducere charges each student the tuition fees for the degree they are enrolled in. Students have a number of payment options, as well as multiple loan options from both government student loans and private loan providers depending on their residency and meeting loan criteria, including Australian Government loans, UK government loans, and Sallie Mae loans.

Direct student enrollments are paid for directly by the student. In some instances, enterprise clients pay directly for their staff members' degree.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matthew Jacobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Ducere Global Business School **-** CEO **-** President, Founder, Board Member 2012**-** Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilities: Matt oversees all aspects of the vision and strategy.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matthew Jacobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Ducere Global Business School **-** CEO **-** President, Founder, Board Member 2012**-** Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilities: Matt oversees all aspects of the vision and strategy.

Education

Name

Amir Tehrani

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Ducere Global Business School - COO - April 2024 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilities: Amir is the operational manager

Education

Name

Don Small

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Revenue Officer - July 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilties: Don manages the enterprise and partnerhips teams and revenue for APAC. Don receives an annual salary of $130,000. Employer: Learning Lounge Title: General Manager Dates of Service: March 2022 - July 2023 Employer: Exr3ss!! Title: Head of Strategy and Partnerships Dates of Services: August, 2021 - February, 2022 Responsibilities: Don was employed on a fixed term contract, reporting directly to the co-founders and General Manager, to created new partnerships and sales strategies in line with the leadership team's two-year growth forecasts. Employer: The ID Crowd Title: Head of Growth - Contract Dates of Service: March, 2021 August, 2021 Responsibilities: Don assisted in reviewing product market fit and scalability, helping create scalable go to market strategies, sales strategy, playbook, and team structure. The ID Crowd was acquired by Deloitte in 2022. Employer: Go1 Title: Director of Strategy - Public Sector & Key Accounts Dates of Service: January 2019 - March 2021 Responsibilities: Don was a key member of the growth and acquisition teams driving Go1's expansion to government and enterprise channels in Australia and New Zealand.

Education

Name

Tracey Cui

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Head of Finance - May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Head of Finance Dates of Service: May 2016 - Present Responsibilities: Tracey oversees financial controlling, coordination and preparation of all annual budgets and monthly review, forecasting and financial analysis, driving profitable operations and growth through participation in strategic decisions. She does not receive compensation at this time.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	25,000,000
Voting Rights	1 vote per share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	151,684
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Stratton Finance
Amount outstanding	19,212.8
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	July 6, 2026
Other material terms	

Type of debt	Line of credit
Name of creditor	HSBC
Amount outstanding	17,284.4
Interest rate and payment schedule	2.5%
Amortization schedule	
Describe any collateral or security	
Maturity date	August 4, 2026
Other material terms	

Type of debt	Line of credit
Name of creditor	Matthew Jacobson
Amount outstanding	445,150.33
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Line of credit
Name of creditor	Carlos Piaggio
Amount outstanding	150,000
Interest rate and payment schedule	Interest charge payable monthly: $2,000 per month
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $631,647.53.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	25,500,000		Issuance of shares as a result of entity conversion	November 6, 2023	Section 3(a)(9)
Common	151,684	$225,595.80	StartEngine	February 26,	Regulation

Stock			Platform Fees 5.5%, StartEngine Service Fees 94.5%, Fees for certain creative designs, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.	2024	CF

Ownership

The Company is owned by The Jacobson Family Trust (Matthew Jacobson) owns at 100%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
The Jacboson Family Trust	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Sales in 2024 increased by 37% compared to 2023, the increase due mainly from UEL eMBA revenue. Gross margins Gross margins for fiscal year 2024 were $4.7 million compared to $3.5 million in fiscal year 2023. Net profit has been increased from -$87k (loss) to $399k. The focus for 2024 was on executing scale and growth, with a lower focus on new programs. Historical results and cash flows: The Company is currently in the growth stage and is revenue generating. 2024 monthly burn rate of approximately $350,000 for all expenses related to the business including staff, contractors, marketing, and technology licensing. Budgeted revenues for 2025 exceeded the expenditure.

The Company intends to continue to improve profitability in the next 12 months by engaging more B2B enterprise partners and sales partners in Africa, Europe, Middle East and North America.

Liquidity and Capital Resources

On November 6, 2023 the Company conducted an offering pursuant to Section 3(a)(9) and raised .

On February 26, 2024 the Company conducted an offering pursuant to Regulation CF and raised $225,595.80.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Matthew Jacobson
Relationship to the Company	CEO, President and Founder of the Company
Total amount of money involved	The company Matthew $445,150 as of 31/12/2024
Benefits or compensation received by related person	Matthew Jacobson holds 100% voting rights.
Benefits or compensation received by Company	
Description of the transaction	Loan
Related Person/Entity	Ducere Publishing LLC
Relationship to the Company	Subsidiary
Total amount of money involved	As of December 31, 2024 $73,542.15
Benefits or compensation received by related person	Ducere Publishing LLC is a Wyoming liability company. This entity holds the intellectual property of the online education business. Ducere Global Business School, Inc. holds a license to use the Intelllectual Property of Ducere Publishing LCC for its business in the United States.
Benefits or compensation received by Company	
Description of the transaction	Loan

Related Person/Entity	Ducere Foundation Ltd.
Relationship to the Company	Ducere Foundation Ltd. is a separate legal entity. It is a charity organization. The Business school funds activities of the Foundation.
Total amount of money involved	As of December 31, 2024, $897.41
Benefits or compensation received by related person	The business school funds activities of the Foundation.
Benefits or compensation received by Company	
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Matthew Jacobson
(Signature)

Matthew Jacobson
(Name)

CEO, President, Founder, Board Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Ducere Global Business School consolidated P&L 2024

			AUD:USD		0.62

Income	AU	US		Consolidated 2024	
Interest Income	215.55	0.00		133.64	
Commission - KU	$0.00	8,837.79		8,837.79	
Torrens BA	1,012,809.09	0.00		627,941.64	
Torrens MBA	547,747.20	0.00		339,603.26	
UNE GC	6,509.79	0.00		4,036.07	
UNE MBA	151,895.10	0.00		94,174.96	
Other Revenue	$81,305.39	0.00		50,409.34	
Partner Setup Fee		0.00		0.00	
VIU Global MBA	48,383.71	310,814.41		340,812.31	
CDP MBA	105,300.68	137,082.64		202,369.06	
UWTSD MBA	0.00	(38,413.80)		(38,413.80)	
UWTSD BA	0.00	456,034.82		456,034.82	
UWTSD Acc. BA	0.00	37,211.24		37,211.24	
UEL BA	0.00	0.00		0.00	
UEL Acc. BA	5,150.00	0.00		3,193.00	
UEL eMBA	123,306.22	2,760,132.57		2,836,582.43	
UEL Lux MBA	$0.00	0.00		0.00	
UoM MBA	74,035.99	0.00		45,902.31	
Total Income	**$2,156,658.72**	**$3,671,699.67**	**$**	**5,008,828.08**	

COGS					
Academic Delivery (contractors)	219,275.18	73,423.47		209,374.08	
Commission -Affiliate Partner	34,680.00	0.00		21,501.60	
Commission External	0.00	0.00		0.00	
Commission - Alumni Referral	18,984.17	14,300.00		26,070.19	
Commission - Independent Partner	20,224.61	23,458.69		35,997.95	
Total COGS	**293,163.96**	**111,182.16**	**$**	**292,943.82**	

Less Operating Expenses					
Annual Leave Provision	16,609.37	0.00		10,297.81	
Automobile Expenses	0.00	53,740.41		53,740.41	
Bank Charges	(201.21)	31,183.41		31,058.66	
Books and Resources	0.00	37,757.51		37,757.51	
Borrowing Costs	0.00	0.00		0.00	
Commission -University	0.00	516,310.16		516,310.16	
Computer Expenses	44.55	6,846.59		6,874.21	
Conferences	0.00	4,600.24		4,600.24	
Consulting Fees -MJ	319,566.88	424,358.10		622,489.57	
Content Review	0.00	6,950.00		6,950.00	
CRM	101,137.81	0.00		62,705.44	
Dues and Subscriptions	0.00	99.00		99.00	
Entertainment Expense -Client	0.00	16,207.07		16,207.07	
Entertainment Expense -Staff FBT	0.00	$0.00		0.00	
Entertainment Expense -Staff No FBT	436.43	$0.00		270.59	

Events/Alumni campaigns expenses	27,441.32	11,886.68	28,900.30
Filing Fee	1,336.00	$0.00	828.32
Foreign Currency Gains and Losses	30,582.27	(23,225.61)	(4,264.60)
Gifts to clients	147.29	1,152.89	1,244.21
Insurance	5,238.43	21,924.00	25,171.83
IT support	0.00	$0.00	0.00
Learning Management System	0.00	95,318.39	95,318.39
Legal Expenses	5,890.00	3,667.56	7,319.36
Licensing fee	0.00	5,940.00	5,940.00
Management Fee	38,386.17	393,011.24	416,810.67
Marketing Expenses	293,241.10	444,426.22	626,235.70
Marketing Production	0.00	$0.00	0.00
Office expenses	$0.00	253.39	253.39
Outgoings Expense	0.00	$0.00	0.00
Overseas Travel	0.00	$0.00	0.00
Payroll Tax	4,333.39	182,282.84	184,969.54
Postage & Freight	157.08	709.06	806.45
Printing & Stationery	0.00	0.00	0.00
Product Development	0.00	18,300.00	18,300.00
Professional Fees	75,941.80	43,013.41	90,097.33
Rent Expense	5,794.68	1,738.00	5,330.70
Salaries - Commission	77,127.20	0.00	47,818.86
Salaries - Bonus	0.00	3,500.00	3,500.00
Salaries & Wages	684,850.87	547,846.87	972,454.41
Share Investment Issuer Fee	0.00	10,095.78	10,095.78
Software Subscription	22,568.00	13,855.22	27,847.38
Sponsorship	30,000.00	0.00	18,600.00
Staff Amenities	16.09	0.00	9.98
Staff Health Insurance	0.00	48,538.67	48,538.67
Staff Recruitment	408.41	669.63	922.84
Staff Training	9,500.60	3,250.00	9,140.37
Staff Welfare	1,328.58	555.94	1,379.66
StartEngine Premium Deferred Fee	0.00	15,000.00	15,000.00
Student Management System	9,282.14	0.00	5,754.93
Superannuation	81,118.02	0.00	50,293.17
Sundry Account	0.00	0.00	0.00
Tax and license	0.00	3,249.00	3,249.00
Telephone and Internet Expenses	1,831.41	32,597.95	33,733.42
Travel Expense Local	3,702.58	45,859.75	48,155.35
Travel - Overseas	0.00	24,541.39	24,541.39
Website	758.99	6,440.03	6,910.60
Work Cover	3,154.88	4,749.00	6,705.03
Total Operating Expenses	**$1,851,731.13**	**$3,059,199.79**	**$ 4,207,273.09**
Operating Profit/EBITDA	**$11,763.63**	**$501,317.72**	**$ 508,611.17**

Non-operating Expense

Depreciation Expense	2,605.81	0.00	1,615.60
Interest Paid - External	55,735.82	73,249.96	107,806.17
Total non-operating Expenses	**$58,341.63**	**$73,249.96**	**$ 109,421.77**

Total Expenses	$1,910,072.76	$3,132,449.75	$	4,316,694.86
Net Profit	-$46,578.00	$428,067.76		$399,189.40

Balance Sheet

DUCERE GLOBAL BUSINESS SCHOOL

As of December 31, 2024   AUD:USD   0.62

Account	AU	US	Consolidated 2024
Assets			
Current Assets			
Cash and Cash Equivalents			
BofA Business Advantage Checking		$ 95.00	$ 95.00
Chase Ducere Global Business School		$ 167,502.66	$ 167,502.66
DGBS Reserve	$ 18,145.47	$ -	$ 11,250.19
Ducere Global Business School	$ 15,351.08		$ 9,517.67
Westpac Global Business School	$ 4,101.88		$ 2,543.17
Cash On Hand	$ 200.00		$ 124.00
Total Cash and Cash Equivalents	**$ 37,798.43**	**$ 167,597.66**	**$ 191,032.69**
Accounts Receivable	$ 26,340.19	$ 52,950.29	$ 69,281.21
Accrued Revenue		$ 21,469.01	$ 21,469.01
Loan - DGBS AUS	$ -	$ 1,123,562.16	$ 182,318.14
Loan - Ducere Foundation	$ 254.00	$ 739.93	$ 897.41
Loan - Ducere GBS UK	$ 2,759,772.64	-$ 1,511,023.99	$ 200,035.05
Loan - Ducere Publishing		$ 73,542.15	$ 73,542.15
Loan- Mat Jacobson	$ 131,704.67	$ 537,012.67	$ 618,669.57
Loan - SMB Investments	$ 15,243.00		$ 9,450.66
Other Debtors	$ 248.95		$ 154.35
Prepayments	$ 500.00	$ 32,196.55	$ 32,506.55
Security Deposits	$ 8,747.70	$ 23,839.60	$ 29,263.17
Total Current Assets	**$ 2,980,609.58**	**$ 521,886.03**	**$ 1,428,619.95**
Fixed Assets			
Motor Vehicle - Accumulated Depre	-$ 59,136.00		-36664.32
Motor Vehicles	$ 62,717.20		38884.664
Total Fixed Assets	**$ 3,581.20**	**$ -**	**$ 2,220.34**
Long Term Assets			$ -
Borrowing Cost	$ 23,572.00		$ 14,614.64
Borrowing Costs - Accumulated Am	-$ 6,535.88		-$ 4,052.25
Investment in DGBS		$ 974,633.95	$ 974,633.95
Total Long Term Assets	**$ 17,036.12**	**$ 974,633.95**	**$ 985,196.34**
Total Assets	**$ 3,001,226.90**	**$ 1,496,519.98**	**$ 2,416,036.64**
		$	$ -
Liabilities and Equity		$	$ -
Liabilities		$	$ -
Current Liabilities		$	$ -
Accounts Payable	$ 933,419.54	$ 579,534.23	$ 1,158,254.34
Accrued Expense	$ 120,490.33	$ 709,476.60	$ 784,180.60
ATO-Integrated Client Account	$ 369,401.55		$ 229,028.96
Chattel Mortgage Unexpired Interes	-$ 2,161.76		-$ 1,340.29
Chase Credit Card 0776 and 4200		$ 1,667.71	$ 1,667.71
Deferred Revenue		$ 32,121.34	$ 32,121.34
GST	$ 66,639.99		$ 41,316.79
PAYG Withholdings Payable	$ 123,450.00		$ 76,539.00

Payroll Wages Payable			$	1,856.75	$	1,856.75
Provision for Annual Leave	$	28,459.77			$	17,645.06
Provision for Long Service Leave	$	19,835.77			$	12,298.18
Rounding			$	0.14	$	0.14
Superannuation Clearing	$	18,548.50			$	11,500.07
Suspense	-$	33.98	-$	153.71	-$	174.78
Total Current Liabilities	**$**	**1,678,049.71**	**$**	**1,324,503.06**	**$**	**2,364,893.88**
Long Term Liabilities						
Bounce Back Loan	$	27,878.07			$	17,284.40
Chattel Mortgage Liability (Non-Curr	$	32,936.25			$	20,420.48
Chattel Mortgage Unexpired Interes	-$	1,947.87			-$	1,207.68
Loan - Carlos Piaggio 1			$	150,000.00	$	150,000.00
Loan - MJ 2	$	116,230.00	$	600,137.51	$	672,200.11
Loan - MSBC	$	236,081.36	$	254,700.00	$	401,070.44
Total Long Term Liabilities	**$**	**411,177.81**	**$**	**1,004,837.51**	**$**	**1,259,767.75**
Total Liabilities	**$**	**2,089,227.52**	**$**	**2,329,340.57**	**$**	**3,624,661.63**
Equity						
Current Year Earnings	-$	46,578.00	$	428,067.76	$	399,189.40
Investment Stock			$	183,561.00	$	183,561.00
Investment stock - direct			$	29,928.77	$	29,928.77
Issued & Paid Up Share Capital	$	200.00			$	124.00
Owners Contribution			$	974,634.25	$	974,634.25
Owners Draw	-$	20,582.12	$	223,907.48	$	211,146.57
Retained Earnings	-$	560,621.96	-$	2,659,623.36	-$	3,007,208.98
Total Equity	**-$**	**627,582.08**	**-$**	**819,524.10**	**-$**	**1,208,624.99**

Ducere Global Business School consolidated P&L
2023
0.6645

Income	AUD	USD		
Interest Income	$487.73		$	324.10
EMDG	$36,600.00		$	24,320.70
Torrens BA	955,530.12		$	634,949.76
Torrens MBA	437,301.34		$	290,586.74
UNE GC	62,928.00		$	41,815.66
UNE MBA	277,751.24		$	184,565.70
Other Revenue	$137,739.18	107917	$	199,444.69
Partner Setup Fee		$2,750.00	$	2,750.00
VIU Global MBA	47,112.74	441,363.78	$	472,670.20
CDP MBA	10,800.00	54,914.23	$	62,090.83
UWTSD MBA		45,650.79	$	45,650.79
UWTSD BA		$303,622.32	$	303,622.32
UWTSD Acc. BA		590.00	$	590.00
UEL BA		$0.00	$	-
UEL Acc. BA		3,777.34	$	3,777.34
UEL eMBA	96,746.43	1,414,764.33	$	1,479,052.33
UEL Lux MBA	$0.00	12,721.03	$	12,721.03
UoM MBA	129,522.84		$	86,067.93
Total Income	**$2,192,519.62**	**$2,388,070.82**	**$**	**3,845,000.11**

COGS				
Academic Delivery (contractors)	239,210.78	51,753.40	$	210,708.96
Commission -Affiliate Partner	22,200.00	1,777.95	$	16,529.85
Commission External	$0.00	10,445.42	$	10,445.42
Commission - Alumni Referral	$0.00	3,500.00	$	3,500.00
Commission - Independent Partner	$0.00	224.69	$	224.69
Total COGS	**261,410.78**	**67,701.46**	**$**	**241,408.92**

Less Operating Expenses				
Annual Leave Provision	(19,758.33)		-$	13,129.41
Automobile Expenses	60.01	57,785.84	$	57,825.72
Bank Charges	(590.40)	20,932.07	$	20,539.75
Books and Resources		62,109.30	$	62,109.30
Borrowing Costs	3,186.47	750.00	$	2,867.41
Commission -University		363,859.36	$	363,859.36
Computer Expenses	$0.00	2,556.56	$	2,556.56
Conferences		3,333.52	$	3,333.52
Consulting Fees -MJ	313,291.91	286,976.42	$	495,158.89
Content Review	$75.00		$	49.84
CRM	110,371.49	$ -	$	73,341.86
Dues and Subscriptions		1,148.00	$	1,148.00
Entertainment Expense -Client	1,308.10	25,904.01	$	26,773.24
Entertainment Expense -Staff FBT	$0.00		$	-
Entertainment Expense -Staff No FBT	1,329.88		$	883.71
Events/Alumni campaigns expenses	77,928.77	6,540.42	$	58,324.09
Filing Fee	1,014.00		$	673.80
Foreign Currency Gains and Losses	(4.35) $	70,338.66	$	70,335.77

Gifts to clients	359.79		1,770.90	$	2,009.98
Insurance	14,750.19		25,525.07	$	35,326.57
IT support	$0.00			$	-
Learning Management System	$0.00		49,286.00	$	49,286.00
Legal Expenses	3,610.00		8,530.99	$	10,929.84
Licensing fee			2,970.00	$	2,970.00
Management Fee	0.00		520,375.67	$	520,375.67
Marketing Expenses	416,847.34		374,376.49	$	651,371.55
Marketing Production	2,740.29			$	1,820.92
Office expenses	$0.00		1,815.46	$	1,815.46
Outgoings Expense	2,469.74			$	1,641.14
Overseas Travel	1,842.99			$	1,224.67
Payroll Tax	18,268.67		52,923.75	$	65,063.28
Postage & Freight	259.74		1,293.27	$	1,465.87
Printing & Stationery	272.16	$	-	$	180.85
Professional Fees	$18,750.00		69,389.42	$	81,848.80
Repairs & Maintenance			15,832.61	$	15,832.61
Rent Expense	11,137.14		1,140.00	$	8,540.63
Salaries - Commission	35,190.66		0.00	$	23,384.19
Salaries & Wages	1,100,296.78		644,066.91	$	1,375,214.12
Software Subscription	24,131.72		16,702.67	$	32,738.20
Sponsorship	13,214.29			$	8,780.90
Staff Amenities	16.09			$	10.69
Staff Health Insurance			19,517.20	$	19,517.20
Staff Recruitment	408.41		449.18	$	720.57
Staff Training	9,748.50	$	-	$	6,477.88
Staff Welfare	1,030.76		448.10	$	1,133.04
Student Management System	9,066.34			$	6,024.58
Superannuation	94,933.69			$	63,083.44
Sundry Account	0.00			$	-
Telephone and Internet Expenses	14,892.58		18,861.34	$	28,757.46
Travel Expense Local	22,268.16		49,856.46	$	64,653.65
Travel - Overseas			23,032.73	$	23,032.73
Website	1,822.45		5,584.59	$	6,795.61
Work Cover	2,252.10	$	4,188.00	$	5,684.52
Total Operating Expenses	**$2,308,793.13**		**$2,810,170.97**		**$4,344,364.00**
Operating Profit/EBITDA	**-$377,684.29**		**-$489,801.61**		**-$740,772.81**
Non-operating Expense					
Depreciation Expense	16,276.50		$0.00		**$10,815.73**
Interest Paid - External	$147,101.79		$60,000.00		**$157,749.14**
Total non-operating Expenses	**$163,378.29**		**$60,000.00**		**$168,564.87**
Total Expenses	**$2,472,171.42**		**$2,870,170.97**		**$4,512,928.87**
Net Profit	**-$541,062.58**		**-$549,801.61**		**-$909,337.69**
Add back:					
Non-recurring expenses		$	**822,338.00**	$	**822,338.00**
	-$541,062.58		**$272,536.39**		**-$86,999.69**

Balance Sheet

Ducere Global Business School Consolidated
As at 31 December 2023

	AUD: USD		0.6645	

Assets	AUD	USD	Consolidated
Bank			
Ducere Global Business School	2,102.80		1,397.31
Westpac Global Business School	26,751.60		17,776.44
BofA Business Advantage Checking		95.00	95.00
Chase Ducere Global Business School		18,364.64	18,364.64
Total Bank	**28,854.40**	**18,459.64**	**37,633.39**
Current Assets			
Accounts Receivables	31,058.03	111,872.31	132,510.37
Accrued Revenue		8,801.42	8,801.42
Cash On Hand	200.00		132.90
Loan - Ducere Foundation Ltd	5,375.15		3,571.79
Loan - Ducere GBS UK	2,399,515.73	204,429.47	1,798,907.67
Loan - Ducere AU			0.00
Loan - Ducere Publishing		72,842.40	72,842.40
Loan - SMB Investments	(22,757.00)	72,163.37	57,041.34
Other Debtors	248.95		165.43
Prepayments	116.14	33,336.29	33,413.47
Security Deposits	15,014.76	21,948.04	31,925.35
Total Current Assets	**2,457,626.16**	**543,852.94**	**2,176,945.52**
Fixed Assets			
Computer-Hardware - Accumulated D	(18,536.29)	11,173.42	(1,143.94)
Computer-Hardware - At Cost	18,536.29		12,317.36
Computer-Software - Accumulated De	(95,841.54)		(63,686.70)
Computer-Software - At Cost	98,447.35		65,418.26
Motor Vehicle - Accumulated Depreci	(59,136.00)		(39,295.87)
Motor Vehicles	62,717.20		41,675.58
Total Fixed Assets	**6,187.01**	**11,173.42**	**15,284.69**
Non-current Assets			
Borrowing Cost	23,572.00		15,663.59
Borrowing Costs - Accumulated Amor	(6,535.88)		(4,343.09)
Investment in DGBS		974,633.95	974,633.95
Total Non-current Assets	**17,036.12**	**974,633.95**	**985,954.45**
Total Assets	**2,480,849.29**	**1,529,660.31**	**3,178,184.66**

Liabilities

	AUD	USD	Consolidated
Current Liabilities			
Accounts Payable	711,801.61	499,554.82	972,546.99
Accrued Expense	50,246.27	277,794.72	311,183.37
ATO-Integrated Client Account	656,401.55		436,178.83
Chattel Mortgage Liability (Current)	13,635.96		9,061.10
Chattel Mortgage Unexpired Interest	(2,161.76)		(1,436.49)
Deferred Revenue		29,351.42	29,351.42
GST	12,048.52		8,006.24
PAYG Withholdings Payable	17,195.00	3,356.75	14,782.83
Provision for Annual Leave	28,459.77		18,911.52
Provision for Long Service Leave	19,835.77		13,180.87
Superannuation Clearing	21,412.67		14,228.72
Suspense	55,188.20	(136.03)	36,536.53
Chase Credit Card 0776 and 4200		1,138.11	1,138.11
UK Corp Card	2,400.09	0.00	1,594.86
Total Current Liabilities	**1,586,463.65**	**811,059.79**	**1,865,264.89**
Non-current Liabilities			
Bounce Back Loan	47,858.28		31,801.83
Chattel Mortgage Liability (Non-Curre	32,936.25		21,886.14
Chattel Mortgage Unexpired Interest	(1,947.87)		(1,294.36)
Loan - Mat Jacobson (2022)	116,230.00	612,430.51	689,665.35
Loan - MSBC	236,081.36	254,700.00	411,576.06
Loan - KUL		85,168.11	85,168.11
Loan - TRUCAP	100,625.00		66,865.31
Loan Payable - Banjo (4)	73,886.50		49,097.58
Total Non-current Liabilities	**605,669.52**	**952,298.62**	**1,354,766.02**
Total Liabilities	**2,192,133.17**	**1,763,358.41**	**3,220,030.90**
Net Assets	**288,716.12**	**(233,698.10)**	**(41,846.24)**

Equity

	AUD	USD	Consolidated
Current Year Earnings	(541,062.58)	272,536.39	(86,999.69)
Issued & Paid Up Share Capital	200.00		132.90
Owners Contribution		974,634.25	974,634.25

Owners Draw		1,004,950.43	1,004,950.43
Retained Earnings	(1,593.10)	(1,933,505.51)	(1,934,564.12)
Total Equity	**(542,455.68)**	**318,615.56**	**(41,846.24)**